UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Issued: 27 October 2021, London UK

GSK announces Dr Harry (Hal) C. Dietz MD to join the Board as Non-Executive Director

Appointment further strengthens Board scientific capabilities, including in genetics which is central to GSK's R&D approach

GlaxoSmithKline plc (LSE/NYSE: GSK) has today announced that Dr Harry (Hal) C. Dietz MD, Professor of Genetic Medicine at The Johns Hopkins University School of Medicine in the United States, will join the Board of the Company as a Non-Executive Director. He will join the Board with effect from 1 January 2022.

Hal's appointment further strengthens the Board's scientific capabilities, in line with the commitment to increase biopharmaceutical and scientific expertise for new GSK through Non-Executive Director appointments prior to the demerger of the Consumer Healthcare business in mid-2022. Hal will become the Board's third designated Scientific and Medical Expert alongside Dr Jesse Goodman, former Chief Scientist at the US FDA, and Dr Laurie Glimcher, President and CEO of the Dana-Farber Cancer Institute.

The appointment also builds on other recent Non-Executive Director appointments, including Charles (Charlie) Bancroft, former Executive Vice President at Bristol Myers Squibb (BMS), and Dr Anne Beal, former instructor in paediatrics at Harvard Medical School and Massachusetts General Hospital, and Chief Patient Officer at Sanofi.

On joining the Board, Hal will become a member of the Science Committee which supports the Board in its oversight and scrutiny of the Company's R&D strategy and annual performance targets. It also provides technical assurance, particularly in relation to potential R&D related transactions.

Hal brings extensive experience in the field of human genetics which is central to GSK's approach to R&D. He is a former President of the American Society of Human Genetics and is recognised as the world's leading authority on a genetic disorder known as Marfan Syndrome. He also brings experience in development of novel therapies, through his role as Founder of and Scientific Adviser to Blade Therapeutics, a biopharmaceutical company focused on disease-modifying treatments for fibrotic and neurodegenerative diseases. In total, Hal has authored 282 original publications in peer-reviewed journals across his career.

Commenting on the appointment, Sir Jonathan Symonds, Chairman of GSK said: "I am delighted to welcome Hal to GSK. Innovation is at the heart of our purpose and continuing to strengthen our R&D pipeline remains a key long-term priority as we prepare for the demerger. Hal's expertise in some of the most exciting areas of science, particularly human genetics, means he is perfectly-placed to provide the insight and challenge we need as GSK moves further into developing next generation medicines and vaccines for patients."

Notes

1.	The appointment of Dr Harry (Hal) Dietz was made by the Board on the recommendation of the Nominations & Corporate Governance Committee.
2.	The Board has determined that Dr Hal Dietz will be an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code.
3.
Dr Hal Dietz will receive the standard basic fee for a Non-Executive Director of £95,000 per annum. He will also receive a further £30,000 in respect of his additional duties as a Board Scientific and Medical Expert and a one-off fee of £40,000 as the independent Chair of GSK's Human Genetics Scientific Advisory Board.

Dr Hal Dietz will be required to invest at least 25% of his fees in GSK shares that should be held until his retirement from the Board.

4.
"Scientific and Medical Expert" - The Board designates Non-Executive Directors whose expertise or backgrounds as renowned medical scientists, researchers, or physicians mean that they can bring scientific or industry expertise to the Board's deliberations.

5.	Membership of other Committees will be determined in due course.
6.	Dr Hal Dietz does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
7.	There are no additional details to disclose in respect of Dr Hal Dietz's appointment under Listing Rule 9.6.13R.
8.	From 1 January 2022 the Board of GSK will comprise:
Sir Jonathan Symonds Emma Walmsley Iain Mackay Dr Hal Barron Vindi Banga Charles Bancroft Dr Anne Beal Dr Vivienne Cox Dr Hal Dietz Lynn Elsenhans Dr Jesse Goodman Dr Laurie Glimcher Urs Rohner
Non-Executive Chairman
Chief Executive Officer
Chief Financial Officer
Chief Scientific Officer and President, R&D
Senior Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director

Biography
Dr Hal Dietz is Victor A. McKusick Professor of Paediatrics, Medicine, and Molecular Biology & Genetics in the Institute of Genetic Medicine at The Johns Hopkins University School of Medicine and an Investigator in the Howard Hughes Medical Institute. As a physician scientist, he has dedicated his entire career to the care and study of individuals with heritable connective tissue disorders with primary perturbations of extracellular matrix homeostasis and function. His lab has identified the genes for many of these conditions, for which he uses model systems to elucidate disease mechanisms.

Dr Dietz has received multiple prestigious awards including the Curt Stern Award from the American Society of Human Genetics, the Colonel Harland Sanders Lifetime Achievement Award in Medical Genetics, the Taubman Prize for excellence in translational medical science, the Harrington Prize from the American Society for Clinical Investigation and the Harrington Discovery Institute, the Pasarow Award in Cardiovascular Research, the InBev-Baillet Latour Health Prize from the country of Belgium, and the Research Achievement Award from the American Heart Association.

He is an inductee of the American Society for Clinical Investigation, American Association for the Advancement of Science, Association of American Physicians, National Academy of Medicine, and National Academy of Sciences.

He is the founder and scientific advisor to Blade Therapeutics. He is also the independent Chair of GSK's Human Genetics Scientific Advisory Board and a former President of the American Society of Human Genetics.

Dr Dietz completed his BS at Duke University and received his MD from the SUNY Upstate School of Medicine.  He completed a paediatric residency and a cardiology fellowship at The Johns Hopkins University before joining the faculty in 1992.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 27, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc